

September 7, 2010

Via U.S. mail and facsimile to (856) 439-2545

Keith Winchester
Chief Financial Officer
Cornerstone Financial Corporation
6000 Midatlantic Drive, Suite 120S
Mount Laurel, New Jersey 08054

     Re: Cornerstone Financial Corporation
           Form 10-K for the year ended December 31, 2009
           Form 10-Q for the fiscal period ended June 30, 2010
           File No. 000-53576

Dear Mr. Winchester:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Description of Business, page 2

Non-Performing and Problem Assets, page 6

1.   You state here that "Non-performing assets consist of non-accrual loans, loans over ninety days delinquent and still accruing interest, renegotiated loans and other real estate owned ("OREO"). Non-accrual loans are those on which the accrual of interest has ceased." However, on page 45 you state "Non-performing assets include non-accrual

loans, loans on which the accrual of interest has ceased, and impaired loans." Further, it appears that "Loans past due 90 days or more and accruing" are excluded from your line item total "Non-performing assets" disclosed on page 25. Please revise your future filings to reconcile your definitions and/or tabular disclosures accordingly.

2. You state on page 7 that "At December 31, 2009 the Bank had $8.1 million in non-accrual loans as compared to none at December 31, 2008. At December 31, 2009, the Bank had seven impaired loan relationships totaling $8.1 million in which $6.4 million was sufficiently collateralized and a specific reserve of $1.8 million has been recorded for the remaining balance." Please revise future filings to specifically disclose the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of the that related allowance, and the amount of impaired loans for which there is no allowance for credit losses. Please disclose this information as of each balance sheet date presented. Refer to ASC 310-10-50-15 for guidance.

Form 10-Q for the period ended June 30, 2010

Item 1. Financial Statements

Note 8. Loans Receivable, page 9

3. Please tell us and revise your future filings to more clearly and separately describe the fluctuations in each of your Impaired loans, your Nonperforming loans, and your 90-days past due and still accruing loans balances. In your disclosure, please address the increases in these balances during 2010 in the context of your Allowance for loan losses, which has remained relatively flat since January 1, 2010. Further, please specifically address how you considered your Nonperforming and Impaired loans when concluding that the allowance was appropriate.

4. In future filings, please revise your disclosures in this footnote as well as your disclosures in the MD&A section, as applicable, to clearly identify your charge-off policies for each category of loans. Identify the triggers used to determine when a charge-off will be made. Quantify and discuss the extent to which you engage in partial charge-offs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief